Exhibit 12

The Williams Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(Millions)
Earnings:
Income from continuing operations before income taxes and noncontrolling interests	$1,289	$1,202	$385	$550	$875
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(28)	(40)	(35)	(31)	(41)

Income from continuing operations before income taxes, equity earnings, and noncontrolling interests	1,261	1,162	350	519	834
Add:
Fixed charges:
Interest incurred, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	604	655	667	691	658
Rental expense representative of interest factor	11	10	10	10	14

Total fixed charges	615	665	677	701	672
Distributed income of equity method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	32	41	39	24	43
Less:
Capitalized interest	(59)	(25)	(36)	(61)	(45)

Total earnings as adjusted	$1,849	$1,843	$1,030	$1,183	$1,504

Fixed charges	$615	$665	$677	$701	$672

Ratio of earnings to fixed charges	3.01	2.77	1.52	1.69	2.24

(a)

Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statement of Operations.